Filed Pursuant to Rule 424(b)(2)

Registration Statement No. 333-130074

Prospectus Supplement to the Prospectus dated December 5, 2006 and the Prospectus Supplement dated December 5, 2006 — No. 763

The Goldman Sachs Group, Inc. Medium-Term Notes, Series B $10,032,000 LIBOR Range Note due 2009 (Linked to the 3-Month USD LIBOR)

On the stated maturity date (September 25, 2009, subject to postponement as described elsewhere in this prospectus supplement), we will pay you an amount in cash equal to the face amount of your notes. In addition, we will pay you a supplemental amount, as described below, provided that the level of the 3-month USD LIBOR (the “reference rate”) on the determination date (the “final reference rate”), falls within the lower and upper limits, as described below. The determination date is September 18, 2009.

The supplemental amount for each $1,000 face amount of your notes will equal the product of the $1,000 face amount times the supplemental rate of 10.0%. We will pay you the supplemental amount if the final reference rate is greater than or equal to the lower limit of 1.75% per annum and equal to or less than the upper limit of 3.75% per annum.

If the final reference rate falls outside the lower and upper limits, the supplemental amount will be zero, and you will only receive the face amount of your notes at maturity. The supplemental amount will not be affected by the level of the reference rate on any day other than the determination date. The maximum amount payable at maturity on each of your notes is $1,100. Further, the notes do not pay interest and no other payments will be made prior to the stated maturity date.

Because we have provided only a brief summary of the terms of your notes above, you should read the detailed description of the terms of the notes found in “Summary Information” on page S-2 and “Specific Terms of Your Notes” on page S-9.

Your investment in the notes involves certain risks. In particular, assuming no changes in market conditions or other relevant factors, the market value of your notes on the date of this prospectus supplement (as determined by reference to pricing models used by Goldman, Sachs & Co.) is significantly less than the original issue price. We encourage you to read “Additional Risk Factors Specific to Your Notes” on page S-5 so that you may better understand those risks.

Original issue date (settlement date): June 26, 2008

Original issue price: 100% of the face amount

Underwriting discount: 0.10% of the face amount

Net proceeds to the issuer: 99.90% of the face amount

The issue price, underwriting discount and net proceeds listed above relate to the notes we sell initially. We may decide to sell additional notes after the date of this prospectus supplement, at issue prices, underwriting discounts and net proceeds that differ from the amounts set forth above.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus supplement. Any representation to the contrary is a criminal offense.

Goldman Sachs may use this prospectus supplement in the initial sale of the offered notes. In addition, Goldman, Sachs & Co., or any other affiliate of Goldman Sachs may use this prospectus supplement in a market-making transaction in a note after its initial sale. Unless Goldman Sachs or its agent informs the purchaser otherwise in the confirmation of sale, this prospectus supplement is being used in a market-making transaction.

Goldman, Sachs & Co.

Prospectus Supplement dated June 12, 2008

SUMMARY INFORMATION

We refer to the notes we are offering by this prospectus supplement as the “offered notes” or the “notes”. Each of the offered notes, including your notes, has the terms described below and under “Specific Terms of Your Notes” on page S-9. Please note that in this prospectus supplement, references to “The Goldman Sachs Group, Inc”, “we”, “our” and “us” mean only The Goldman Sachs Group, Inc. and do not include its consolidated subsidiaries. Also, references to the “accompanying prospectus” mean the accompanying prospectus, dated December 5, 2006 as supplemented by the accompanying prospectus supplement, dated December 5, 2006, of The Goldman Sachs Group, Inc.

Key Terms

Issuer: The Goldman Sachs Group, Inc.

Reference rate: LIBOR with an index maturity of three months and an index currency of U.S. dollars

Specified currency: U.S. dollars (“$”)

Face amount: each note will have a face amount equal to $1,000, or integral multiples of $1,000 in excess thereof; $10,032,000 in the aggregate for all the offered notes; the aggregate face amount of the offered notes may be increased if the issuer, at its sole option, decides to sell an additional amount of the offered notes on a date subsequent to the date of this prospectus supplement

Payment amount: on the stated maturity date, we will pay for each $1,000 face amount of the notes an amount in cash equal to the sum of the $1,000 face amount plus the supplemental amount, if any

Supplemental amount:

•	if the final reference rate is within the reference rate range, the product of the $1,000 face amount times the supplemental rate; or

•	if the final reference rate is outside the reference rate range, zero

Supplemental rate: 10.0%

Final reference rate: the level of the reference rate on the determination date, determined as described on page S-10

Reference rate range: all levels of the reference rate that are (i) greater than or equal to the lower limit and (ii) equal to or less than the upper limit

Lower limit: 1.75% per annum

Upper limit: 3.75% per annum

Trade date: June 12, 2008

Original issue date (settlement date): June 26, 2008

Stated maturity date: September 25, 2009, subject to postponement as described under “Specific Terms of Your Notes — Payment of Principal on Stated Maturity Date — Stated maturity date” on page S-10

Determination date: September 18, 2009

No interest: the notes do not bear interest

No listing: the notes will not be listed or displayed on any securities exchange or interdealer market quotation system

Calculation agent: Goldman, Sachs & Co.

Business day: as described on page S-11

London business day: as described on page S-11

CUSIP no.: 38141GFU3

ISIN no.: US38141GFU31

Q&A

How do the Notes Work?

On the stated maturity date (September 25, 2009, subject to postponement as described elsewhere in this prospectus supplement), we will pay you an amount in cash equal to the face amount of your notes. In addition, we will pay you a supplemental amount, as described below, provided that the level of the 3-month USD LIBOR (the “reference rate”) on the determination date (the “final reference rate”), falls within the lower and upper limits, as described below. The determination date is September 18, 2009.

The supplemental amount for each $1,000 face amount of your notes will equal the product of the $1,000 face amount times the supplemental rate of 10.0%. We will pay you the supplemental amount if the final reference rate is greater than or equal to the lower limit of 1.75% per annum and equal to or less than the upper limit of 3.75% per annum.

If the final reference rate falls outside the lower and upper limits, the supplemental amount will be zero, and you will only receive the face amount of your notes at maturity. The supplemental amount will not be affected by the level of the reference rate on any day other than the determination date. The maximum amount payable at maturity on each of your notes is $1,100. Further, the notes do not pay interest and no other payments will be made prior to the stated maturity date.

Who Should or Should Not Consider an Investment in the Notes?

The notes are intended for investors who desire principal protection of their entire investment while receiving a supplemental amount, if any, at maturity if the final reference rate remains within the reference rate range. The supplement amount payable at maturity, if any, is linked to the 3-month USD LIBOR, which we call the “reference rate”, in relation to the reference rate range. The supplemental amount will not be affected by the level of the reference rate on any day other than the determination date. Therefore, the supplemental amount will not be affected even if the level of the reference rate remains within the reference rate range on any day other than the determination date. If the final reference rate falls outside of the reference rate range, you will receive only the face amount of your notes at maturity. Accordingly, investors who believe that the level of the reference rate will fluctuate significantly or experience significant volatility should consider their investment in the notes carefully.

If the supplemental amount is zero, your overall return may be less than you would have earned by investing in a non-indexed debt security that bears interest at a prevailing market rate. Therefore, the notes may not be a suitable investment for you if you prefer the lower risk of fixed income investments with comparable maturities issued by companies with comparable credit ratings that pay regular interest payments at prevailing market rates. For more details, see “Additional Risk Factors Specific to Your Notes — Your Notes Will Not Bear Interest” on page S-6 below.

What Will I Receive If I Sell the Notes Prior to the Stated Maturity Date?

If you sell your notes prior to the stated maturity date, you will receive the market price for your notes. The market price for your notes may be influenced by many factors, such as the level of the reference rate relative to the limits of the reference rate range, the volatility of the level of the reference rate, interest rates and the time remaining until maturity. Depending on the impact of these factors, you may receive significantly less than the face amount of your notes in any sale of your notes before the stated maturity date. In addition, assuming no changes in market conditions and any other relevant factors, the market value of your notes on the date of this prospectus supplement (as determined by reference to pricing models used by Goldman, Sachs & Co.) is significantly less than the original issue price. For more information on the value of your notes in the secondary market, see “Additional Risk Factors Specific to Your Notes — Assuming No Changes in Market Conditions or Any Other Relevant Factors, the Market Value of Your Notes on the Trade Date (As Determined by Reference to Pricing Models Used by Goldman Sachs) Is Significantly Less Than the Original Issue Price” on page S-5 and “Additional Risk Factors Specific to Your Notes — The Market Value of Your Notes May Be Influenced by Many Factors That Are Unpredictable and Interrelated in Complex Ways” on page S-6 below.

What About Taxes?

Some of the U.S. federal income tax consequences of an investment in your notes are summarized below, but we urge you to read the more detailed discussion in “Supplemental Discussion of Federal Income Tax Consequences” on page S-18. The notes should be treated as debt instruments subject to special rules governing contingent payment debt obligations for United States federal income tax purposes. If you are a U.S. individual or taxable entity, you generally will be required to pay taxes on ordinary income from the notes over their term based on the comparable yield for the notes, even though you will not receive any payments from us until maturity. This comparable yield is determined solely to calculate the amount on which you will be taxed prior to maturity and is neither a prediction nor a guarantee of what the actual yield will be. In addition, any gain you may recognize on the sale or maturity of the notes will be taxed as ordinary interest income. If you are a secondary purchaser of the notes, the tax consequences to you may be different.

For further discussion, see “Supplemental Discussion of Federal Income Tax Consequences” beginning on page S-18.

ADDITIONAL RISK FACTORS SPECIFIC TO YOUR NOTES

An investment in your notes is subject to the risks described below, as well as the risks described under “Considerations Relating to Indexed Securities” in the accompanying prospectus dated December 5, 2006. Your notes are a riskier investment than ordinary debt securities. You should carefully consider whether the offered notes are suited to your particular circumstances.

Assuming No Changes in Market Conditions and Other Relevant Factors, the Value of Your Notes on the Trade Date (As Determined by Reference to Pricing Models Used by Goldman Sachs) Is Significantly Less than the Original Issue Price

The value or quoted price of your notes at any time, however, will reflect many factors and cannot be predicted. If Goldman, Sachs & Co. makes a market in the offered notes, the price quoted by Goldman, Sachs & Co. for your notes would reflect any changes in market conditions and other relevant factors, and the quoted price (and the value of your notes that Goldman, Sachs & Co. will use for account statements or otherwise) could be higher or lower than the original issue price, and may be higher or lower than the value of your notes as determined by reference to pricing models used by Goldman, Sachs & Co.

If at any time a third party dealer quotes a price to purchase your notes or otherwise values your notes, that price may be significantly different (higher or lower) than any price quoted by Goldman, Sachs & Co. You should read “—The Market Value of Your Notes May Be Influenced by Many Factors That Are Unpredictable and Interrelated in Complex Ways” below.

Furthermore, if you sell your notes, you will likely be charged a commission for secondary market transactions, or the price will likely reflect a dealer discount.

There is no assurance that Goldman, Sachs & Co. or any other party will be willing to purchase your notes; and, in this regard, Goldman, Sachs & Co. is not obligated to make a market in the notes. See “— Your Notes May Not Have an Active Trading Market” below.

The Supplemental Amount Will Be Zero If the Final Reference Rate Falls Outside of the Reference Rate Range

Because of the formula that we use to calculate the supplemental amount, if any, that you will receive at maturity, the supplemental amount for your notes will be zero if the final reference rate falls outside of the reference rate range. In other words, you will receive only the face amount of your notes at maturity if the level of the reference rate on the determination date is less than the lower limit of 1.75% per annum or greater than the upper limit of 3.75% per annum.

The Supplemental Amount Will Not Be Affected by the Level of the Reference Rate on Any Day Other Than the Determination Date

The supplemental amount is calculated based on the final reference rate. Therefore, the supplemental amount will not be affected even if the level of the reference rate remains within the reference rate range on any day other than the determination date.

Changes in Banks’ Inter-bank Lending Rate Reporting Practices or the Method Pursuant to Which the LIBOR Rates Are Determined May Adversely Affect the Value of Your Notes

Concerns have been expressed that some of the member banks recently surveyed by the British Banker’s Association (“BBA”) in connection with the calculation of daily LIBOR rates may have been under-reporting the inter-bank lending rate applicable to them in order to avoid an appearance of capital insufficiency or adverse reputational or other consequences that may result from reporting higher inter-bank lending rates. If such under-reporting has occurred, it may have resulted in the LIBOR rate being artificially low. If such under-reporting in fact exists and some or all of the member banks discontinue such practice, there may be a resulting sudden or prolonged upward movement in LIBOR rates. In addition, the BBA recently announced that it will change the LIBOR rate-fixing process by increasing the number of banks surveyed to set a

LIBOR rate. The BBA also indicated that it will consider adding a second rate fixing process for U.S. dollar LIBOR after the U.S. market opening, after discussion with the member banks. The BBA is continuing its consideration of ways to strengthen the oversight of the process. The changes announced by the BBA, or future changes adopted by the BBA, in the method pursuant to which the LIBOR rates are determined may result in a sudden or prolonged increase in the reported LIBOR rates. As a result, the possibility that the final reference rate will fall outside of the reference rate range may increase, and therefore may also adversely affect the value of your notes.

If the Level of the Reference Rate Is Not Displayed on Reuters Screen LIBOR01 Page on the Determination Date, the Calculation Agent Will Determine the Reference Rate on That Day Based on Specified Procedures

If the level of the reference rate does not appear on Reuters screen LIBOR01 page under the heading for 3 months at approximately 11:00 a.m., or shortly thereafter, London time on the determination date, unless the calculation is made earlier and the rate is available from that source at that time, the calculation agent will determine the final reference rate by requesting quotations from four major banks in the London interbank market. If at least two such quotations are provided, the final reference rate will be the arithmetic mean of the quotations. If fewer than two quotations are provided as requested, the calculation agent will determine the final reference rate by requesting quotations from major banks in New York City. If no such quotation is obtained, the final reference rate will equal the level of the reference rate for the immediately preceding day. See “Specific Terms of Your Notes — Payment of Principal on Stated Maturity Date — Final reference rate” below for a discussion of the procedures that the calculation agent will follow in order to determine the final reference rate.

We May Sell an Additional Aggregate Face Amount of the Notes at a Different Issue Price

At our sole option, we may decide to sell an additional aggregate face amount of the notes subsequent to the date of this prospectus supplement but prior to the settlement date. The issue price of the notes in the subsequent sale may differ substantially (higher or lower) from the issue price you paid as provided on the cover of this prospectus supplement.

Your Notes Do Not Bear Interest

You will not receive any interest payments on your notes. Even if the amount payable on your notes on the stated maturity date exceeds the face amount of your notes, the overall return you earn on your notes may be less than you would have earned by investing in a non-indexed debt security of comparable maturity that bears interest at a prevailing market rate.

The Market Value of Your Notes May Be Influenced by Many Factors That Are Unpredictable and Interrelated in Complex Ways

When we refer to the market value of your notes, we mean the value that you could receive for your notes if you chose to sell it in the open market before the stated maturity date. A number of factors, many of which are beyond our control, will influence the market value of your notes, including:

•	the level of the reference rate relative to the reference rate range;

•	the volatility — i.e., the frequency and magnitude of changes in the levels of the reference rate;

•	economic, financial, regulatory and political, military or other events that affect capital markets generally, and which may affect the reference rate;

•	other interest rate and yield rates in the market;

•	the time remaining until your notes mature; and

•	our creditworthiness.

These factors will influence the price you will receive if you sell your notes before maturity. If you sell your notes before maturity, you may receive less than the face amount of your notes.

You cannot predict the future performance of the reference rate based on its historical performance. The actual performance of the reference rate over the life of the offered notes may bear little or no relation to the historical levels of the reference rate or to the hypothetical examples shown elsewhere in this prospectus supplement.

If the Level of the Reference Rate Changes, the Market Value of Your Notes May Not Change in the Same Manner

Your notes may trade quite differently from the performance of the reference rate. Changes in the level of the reference rate may not result in a comparable change in the market value of your notes. We discuss some of the reasons for this disparity under “— The Supplemental Amount Will Not Be Affected by the Level of the Reference Rate on Any Day Other Than the Determination Date” and “— The Market Value of Your Notes May Be Influenced by Many Factors That Are Unpredictable and Interrelated in Complex Ways” above.

The Historical Levels of the Reference Rate Are Not Indicative of the Future Levels of the Reference Rate

In the past, the level of the reference rate has experienced significant fluctuations. You should note that historical levels, fluctuations and trends are not necessarily indicative of future levels. Any historical upward or downward trend in the level of the reference rate is not an indication that the level of the reference rate is more or less likely to increase or decrease at any time during the life of your notes, and you should not take historical levels of the reference rate as an indication of its future performance.

As Calculation Agent, Goldman, Sachs & Co. Will Have the Authority to Make Determinations that Could Affect the Value of Your Notes and the Amount You Will Receive at Maturity

As calculation agent for your notes, Goldman, Sachs & Co. will have discretion in making certain determinations that affect your notes, including determining the final reference rate, which we will use to determine the amount we will pay on the stated maturity date. See “Specific Terms of Your Notes” below. The exercise of this discretion by Goldman, Sachs & Co. could adversely affect the value of your notes and may present Goldman, Sachs & Co. with a conflict of interest. We may change the calculation agent at any time without notice and Goldman, Sachs & Co. may resign as calculation agent at any time upon 60 days’ written notice to Goldman Sachs.

Your Notes May Not Have an Active Trading Market

Your notes will not be listed or displayed on any securities exchange or included in any interdealer market quotation system, and there may be little or no secondary market for your notes. Even if a secondary market for your notes develops, it may not provide significant liquidity and we expect that transaction costs in any secondary market would be high. As a result, the difference between bid and asked prices for your notes in any secondary market could be substantial.

Certain Considerations for Insurance Companies and Employee Benefit Plans

Any insurance company or fiduciary of a pension plan or other employee benefit plan that is subject to the prohibited transaction rules of the Employee Retirement Income Security Act of 1974, as amended, which we call “ERISA”, or the Internal Revenue Code of 1986, as amended, including an IRA or a Keogh plan (or a governmental plan to which similar prohibitions apply), and that is considering purchasing the offered notes with the assets of the insurance company or the assets of such a plan, should consult with its counsel regarding whether the purchase or holding of the offered notes could become a “prohibited transaction” under ERISA, the Internal Revenue Code or any substantially similar prohibition in light of the representations a purchaser or holder in any of the above categories is deemed to make by purchasing and holding the offered notes. This is discussed in more detail under “Employee Retirement Income Security Act” below.

The Notes Should Be Treated as Debt Instruments Subject to Special Rules Governing Contingent Payment Debt Obligations for United States Federal Income Tax Purposes

The notes should be treated as debt instruments subject to special rules governing contingent payment debt obligations for United States federal income tax purposes. If you are a U.S. individual or taxable entity, you generally will be required to pay taxes on ordinary income from the notes over their term based on the comparable yield for the notes, even though you will not receive any payments from us until maturity. This comparable yield is determined solely to calculate the amount on which you will be taxed prior to maturity and is neither a prediction nor a guarantee of what the actual yield will be. In addition, any gain you may recognize on the sale or maturity of the notes will be taxed as ordinary interest income. If you are a secondary purchaser of the notes, the tax consequences to you may be different. Please see “Supplemental Discussion of Federal Income Tax Consequences” below for a more detailed discussion. Please also consult your own tax advisor concerning the U.S. federal income tax and any other applicable tax consequences to you of owning your notes in your particular circumstances.

SPECIFIC TERMS OF YOUR NOTES

We refer to the notes we are offering by this prospectus supplement as the “offered notes” or the “notes”. Please note that in this prospectus supplement, references to “The Goldman Sachs Group, Inc”., “we”, “our” and “us” mean only The Goldman Sachs Group, Inc. and do not include its consolidated subsidiaries. Also, references to the “accompanying prospectus” mean the accompanying prospectus, dated December 5, 2006, as supplemented by the accompanying prospectus supplement, dated December 5, 2006, of The Goldman Sachs Group, Inc. Please note that in this section entitled “Specific Terms of Your Notes”, references to “holders” mean those who own notes registered in their own names, on the books that we or the trustee maintain for this purpose, and not those who own beneficial interests in notes registered in street name or in notes issued in book-entry form through The Depository Trust Company. Please review the special considerations that apply to owners of beneficial interests in the accompanying prospectus, under “Legal Ownership and Book-Entry Issuance”.

The offered notes are part of a series of debt securities, entitled “Medium-Term Notes, Series B”, that we may issue under the indenture from time to time as described in the accompanying prospectus and accompanying prospectus supplement. The offered notes are also “indexed debt securities”, as defined in the accompanying prospectus.

This prospectus supplement summarizes specific financial and other terms that apply to the offered notes, including your notes; terms that apply generally to all Series B medium-term notes are described in “Description of Notes We May Offer” in the accompanying prospectus supplement. The terms described here supplement those described in the accompanying prospectus supplement and the accompanying prospectus and, if the terms described here are inconsistent with those described there, the terms described here are controlling.

In addition to those terms described on the first three pages of this prospectus supplement, the following terms will apply to your notes:

No interest: we will not pay interest on your notes

Specified currency:

•	U.S. dollars (“$”).

Form of note:

•	global form only: yes, at DTC

•	non-global form available: no

Denominations: each note registered in the name of a holder must have a face amount of $1,000 or integral multiples of $1,000 in excess thereof

Defeasance applies as follows:

•	full defeasance: no

•	covenant defeasance: no

Other terms:

•	the default amount will be payable on any acceleration of the maturity of your notes as described under “— Special Calculation Provisions” below

•	a business day for your notes will not be the same as a business day for our other Series B medium-term notes, as described under “— Special Calculation Provisions” below

•	a London business day for your notes will be as described under “— Special Calculation Provisions” below

Please note that the information about the settlement or trade dates, issue prices, discounts or commissions and net proceeds to The Goldman Sachs Group, Inc. on the front cover page or elsewhere in this prospectus supplement relates only to the initial issuance and sale of the notes. We may decide to sell additional notes on one or more dates after the date of this prospectus supplement, at issue prices, underwriting discounts and net proceeds that differ from the amounts set forth on the front cover page or elsewhere in the prospectus supplement. If you have purchased your notes in a market-making transaction after the initial issuance and sale of the offered notes, any such relevant information about the sale to you will be provided in a separate confirmation of sale.

We describe the terms of your notes in more detail below.

Payment of Principal on Stated Maturity Date

On the stated maturity date we will pay you, for each $1,000 face amount of the notes you hold, an amount in cash equal to the sum of the $1,000 face amount plus the supplemental amount, if any.

The supplemental amount will equal:

•	if the final reference rate is within the reference rate range; the product of the $1,000 face amount times the supplemental rate; or

•	if the final reference rate is outside the reference rate range, zero.

The reference rate range means all levels of the reference rate that are (i) greater than or equal to the lower limit and (ii) less than or equal to the upper limit. The lower limit is 1.75% per annum, and the upper limit is 3.75% per annum. The supplemental rate is 10.0%.

Therefore, the supplemental amount will be zero if the final reference rate exceeds the upper limit or is less than the lower limit. Conversely, if the final reference rate is greater than or equal to the lower limit and less than or equal to the upper limit, the maximum amount payable at maturity on your notes will be 110.0% of the face amount of your notes.

Stated maturity date

The stated maturity date is September 25, 2009, unless that day is not a business day, in which case the stated maturity date will instead occur on the next following business day.

Determination date

The determination date is September 18, 2009.

Final reference rate

In this prospectus supplement, when we refer to the final reference rate, we mean the rate for deposits in U.S. dollars for a period of three months which appears on the Reuters screen LIBOR01 page (or any successor or replacement page) as of 11:00 a.m., London time, on the determination date. If the final reference rate cannot be determined in this manner, the following procedures will apply for your notes:

•

If the level of the reference rate does not appear on Reuters screen LIBOR01 page under the heading for 3 months at approximately 11:00 a.m., or shortly thereafter, London time, on the determination date, unless the calculation is made earlier and the rate is available from that source at that time, then the final reference rate will be determined on the basis of the rates at which deposits in U.S. dollars are offered by four major banks in the London interbank market at approximately 11:00 a.m., London time, on the determination date to prime banks in the London Interbank market for a period of three months commencing on such day and in a representative amount. The calculation agent will request the principal London office of each of the four major banks in the London interbank market to provide a quotation of its rate. If at least two such quotations are provided, the final reference rate will be the arithmetic mean of the quotations. If fewer than two quotations are provided as requested, the final reference rate will be the arithmetic mean of the rates quoted by major banks in New York City, selected by the calculation agent, at approximately 11:00 a.m., New York City time on the determination date for loans in U.S. dollars to leading European banks for a period of three months commencing on such day and in a representative amount. If no such quotation is obtained, the final reference rate will equal the final reference rate for the immediately preceding day.

•

For the purpose of the previous paragraph, “Reuters screen LIBOR01 page” means the display page designated as “LIBOR01”, or any successor or replacement page, on the Reuters service, or any successor service; and “representative amount” means an amount that is representative for a single transaction in the relevant market at the relevant time.

Default Amount on Acceleration

If an event of default occurs and the maturity of your notes is accelerated, we will pay the default amount in respect of the principal of your notes at the maturity, instead of the amount payable on the stated maturity date as described earlier. We describe the default amount under “— Special Calculation Provisions” below.

For the purpose of determining whether the holders of our Series B medium-term notes, which include the offered notes, are entitled to take any action under the indenture, we will treat the outstanding face amount of each offered note as the outstanding principal amount of that note. Although the terms of the offered notes differ from those of the other Series B medium-term notes, holders of specified percentages in principal amount of all Series B medium-term notes, together in some cases with other series of our debt securities, will be able to take action affecting all the Series B medium-term notes, including the offered notes. This action may involve changing some of the terms that apply to the Series B medium-term notes, accelerating the maturity of the Series B medium-term notes after a default or waiving some of our obligations under the indenture. We discuss these matters in the accompanying prospectus under “Description of Debt Securities We May Offer — Default, Remedies and Waiver of Default” and “Description of Debt Securities We May Offer — Modification of the Debt Indentures and Waiver of Covenants”.

Manner of Payment

Any payment on your notes at maturity will be made to an account designated by the holder of your notes and approved by us, or at the office of the trustee in New York City, but only when your notes are surrendered to the trustee at that office. We also may make any payment in accordance with the applicable procedures of the depositary.

Modified Business Day

As described in the accompanying prospectus, any payment on your notes that would otherwise be due on a day that is not a business day may instead be paid on the next day that is a business day, with the same effect as if paid on the original due date; however, if such next business day falls on the next calendar month, the payment shall instead be made on the immediately preceding business day. For your notes, however, the term business day may have a different meaning than it does for other Series B medium-term notes. We discuss this term under “— Special Calculation Provisions” below.

Role of Calculation Agent

The calculation agent in its sole discretion will make all determinations regarding the reference rate, the final reference rate, business days, London business days, the determination date, whether the final reference rate remains within or falls outside of the reference rate range, the default amount and the amount payable on your notes at maturity. Absent manifest error, all determinations of the calculation agent will be final and binding on you and us, without any liability on the part of the calculation agent.

Please note that Goldman, Sachs & Co., our affiliate, is currently serving as the calculation agent as of the date of this prospectus supplement. We may change the calculation agent for your notes at any time after the date of this prospectus supplement without notice and Goldman, Sachs & Co. may resign as calculation agent at any time upon 60 days’ written notice to Goldman Sachs.

Special Calculation Provisions

Business Day

When we refer to a business day with respect to your notes, we mean a day that is (i) a London business day and (ii) a business day as defined in the accompanying prospectus.

London Business Day

When we refer to a London business day with respect to your notes, we mean a day on which commercial banks are open for general business (including dealings in foreign and foreign currency deposits) in London.

Default Amount

The default amount for your notes on any day will be an amount, in the specified currency for the face amount of your notes, equal to the cost of having a qualified financial institution, of the kind and selected as described below, expressly assume all of our payment and other obligations with respect to your notes as of that day and as if no default or acceleration had occurred, or to undertake other obligations providing substantially equivalent economic value to you with respect to your notes. That cost will equal:

•	the lowest amount that a qualified financial institution would charge to effect this assumption or undertaking, plus

•	the reasonable expenses, including reasonable attorneys’ fees, incurred by the holder of your notes in preparing any documentation necessary for this assumption or undertaking.

During the default quotation period for your notes, which we describe below, the holder and/or we may request a qualified financial institution to provide a quotation of the amount it would charge to effect this assumption or undertaking. If either party obtains a quotation, it must notify the other party in writing of the quotation. The amount referred to in the first bullet point above will equal the lowest — or, if there is only one, the only — quotation obtained, and as to which notice is so given, during the default quotation period. With respect to any quotation, however, the party not obtaining the quotation may object, on reasonable and significant grounds, to the assumption or undertaking by the qualified financial institution providing the quotation and notify the other party in writing of those grounds within two business days after the last day of the default quotation period, in which case that quotation will be disregarded in determining the default amount.

Default Quotation Period. The default quotation period is the period beginning on the day the default amount first becomes due and ending on the third business day after that day, unless:

•	no quotation of the kind referred to above is obtained, or

•	every quotation of that kind obtained is objected to within five business days after the day the default amount first becomes due.

If either of these two events occurs, the default quotation period will continue until the third business day after the first business day on which prompt notice of a quotation is given as described above. If that quotation is objected to as described above within five business days after that first business day, however, the default quotation period will continue as described in the prior sentence and this sentence.

In any event, if the default quotation period and the subsequent two business day objection period have not ended before the determination date, then the default amount will equal the principal amount of your notes.

Qualified Financial Institutions. For the purpose of determining the default amount at any time, a qualified financial institution must be a financial institution organized under the laws of any jurisdiction in the United States of America, Europe or Japan, which at that time has outstanding debt obligations with a stated maturity of one year or less from the date of issue and is rated either:

•	A-1 or higher by Standard & Poor’s Ratings Group or any successor, or any other comparable rating then used by that rating agency, or

•	P-1 or higher by Moody’s Investors Service, Inc. or any successor, or any other comparable rating then used by that rating agency.

USE OF PROCEEDS AND HEDGING

We will use the net proceeds we receive from the sale of the offered notes for the purposes we describe in the accompanying prospectus under “Use of Proceeds”. We or our affiliates may also use those proceeds in transactions intended to hedge our obligations under the offered notes as described below.

In anticipation of the sale of the offered notes, we and/or our affiliates have entered into hedging transactions involving purchases of futures and other instruments linked to the reference rate. In addition, from time to time after we issue the offered notes, we and/or our affiliates may enter into additional hedging transactions and to unwind those we have entered into, in connection with the offered notes and perhaps in connection with other notes we issue, some of which may have returns linked to the reference rate. Consequently, with regard to your notes, from time to time, we and/or our affiliates:

•	expect to acquire or dispose of positions in over-the-counter options, futures or other instruments linked to the reference rate,

•

may take short positions in securities of the kind described above — i.e., we and/or our affiliates may sell securities of the kind that we do not own or that we borrow for delivery to purchaser, and/or

•	may take or dispose of positions in interest rate swaps, options swaps and treasury bonds.

We and/or our affiliates may also acquire a long or short position in securities similar to your notes from time to time and may, in our or their sole discretion, hold or resell those securities.

In the future, we and/or our affiliates expect to close out hedge positions relating to the offered notes and perhaps relating to other notes with returns linked to the reference rate. We expect these steps to involve sales of instruments linked to the reference rate on or shortly before the determination date. These steps may also involve sales and/or purchases of some or all of listed or over-the-counter options, futures or other instruments linked to the reference rate.

The hedging activity discussed above may adversely affect the market value of your notes from time to time and the amount we will pay on your notes at maturity.

HISTORICAL LEVELS OF THE REFERENCE RATE

The table set forth below illustrates the historical levels of the reference rate since January 1, 2005. The level of the reference rate has fluctuated in the past and may, in the future, experience significant fluctuations. Any historical upward or downward trend in the level of the reference rate during any period shown below is not an indication that the level of the reference rate is more or less likely to increase or decrease at any time during the life of your notes.

You should not take the historical level of the reference rate as an indication of future level of the reference rates. We cannot give you any assurance that the future levels of the reference rate will result in your receiving a return on your notes that is greater than the return you would have realized if you invested in a non-indexed debt security of comparable maturity that bears interest at a prevailing market rate. Neither we nor any of our affiliates make any representation to you as to the reference rate.

Moreover, in light of current market conditions, the trends reflected in the historical levels of the reference rate may be less likely to be indicative of the levels of the reference rate over the life of your notes. In light of the increased volatility currently being experienced by U.S. and global capital markets and recent market declines, it may be substantially more likely that you could receive a return on your notes less than the return you would have realized if you invested in a non-indexed debt security of comparable maturity that bears interest at a prevailing market rate.

The actual levels of the reference rate over the life of the notes, as well as the supplemental amount, if any, may bear little relation to the historical levels of the reference rate shown below.

The tables below show the high, low and last levels of the reference rate for each of the four calendar quarters in 2005, 2006 and 2007, and the first two calendar quarters of 2008, through June 12, 2008. We obtained the reference rates listed in the table below from Reuters, without independent verification.

Quarterly High, Low and Last Levels of the 3-Month USD LIBOR

	High	Low	Last
2005
Quarter ended March 31	3.120	2.564	3.120
Quarter ended June 30	3.516	3.120	3.516
Quarter ended September 30	4.065	3.529	4.065
Quarter ended December 31	4.536	4.077	4.536
2006
Quarter ended March 31	5.000	4.536	5.000
Quarter ended June 30	5.508	5.000	5.481
Quarter ended September 30	5.200	5.364	5.700
Quarter ended December 31	5.380	5.350	5.360
2007
Quarter ended March 31	5.360	5.330	5.350
Quarter ended June 30	5.360	5.350	5.360
Quarter ended September 30	5.725	5.198	5.229
Quarter ended December 31	5.253	4.702	4.702
2008
Quarter ended March 31	4.681	2.542	2.688
Quarter ending June 30 (through June 12, 2008)	2.920	2.638	2.776

Assuming the determination date of the notes occurred on any London business day during the quarter ending June 30, 2007, the supplemental amount would be zero, since the hypothetical final reference rate on any London business day during such period falls outside of the reference rate range on such hypothetical determination date. However, assuming the determination date of the notes occurred on the final London business day for the quarter ending March 31, 2008, the hypothetical final reference rate would fall within the reference rate range, and the payment amount would equal $1,100.

The chart below shows the historical levels of reference rate from January 1, 2005 to June 12, 2008, as well as the reference rate range based on the lower limit of 1.75% per annum and the upper limit of 3.75% per annum. We obtained the reference rates listed in the table below from Reuters, without independent verification.

The horizontal axis of the chart represents the period from January 1, 2005 through June 12, 2008, and the vertical axis of the chart represents the levels of the reference rate. The areas above the 3.75% marker and below the 1.75% marker correspond to reference rates that fall outside of the reference rate range.

For all periods where the reference rate is above the horizontal line crossing the 3.75% marker or below the horizontal line crossing the 1.75% marker, the supplemental amount would have been zero had the determination date of the notes occurred on any such day. For all periods at or between the two horizontal lines crossing 1.75% and 3.75% markers, a supplemental amount would have been paid in addition to the face amount of the notes.

HYPOTHETICAL EXAMPLES

The following table is provided for purposes of illustration only. It should not be taken as an indication or prediction of future investment results and is intended merely to illustrate the impact that the various hypothetical final reference rates could have on the payment amount at maturity assuming all other variables remain constant.

The examples below are based on a range of final reference rates that are entirely hypothetical; no one can predict what the level of the reference rate will be on any day throughout the life of your notes, and no one can predict what the final reference rate will be. The level of the reference rate has been highly volatile in the past — meaning that the level of the reference rate has changed considerably in relatively short periods — and its performance cannot be predicted for any future period.

The information in the following examples reflects hypothetical rates of return on the offered notes assuming that they are purchased on the original issue date and held to the stated maturity date. If you sell your notes in a secondary market prior to the stated maturity date, your return will depend upon the market value of your notes at the time of sale, which may be affected by a number of factors that are not reflected in the table below such as interest rates and the volatility of the level of the reference rate. In addition, assuming no changes in market conditions or any other relevant factors, the value of your notes on the date of this pricing supplement (as determined by reference to pricing models used by Goldman, Sachs & Co.) is significantly less than the issue price. For more information on the value of your notes in the secondary market, see “Additional Risk Factors Specific to Your Notes — Assuming No Changes in Market Conditions or Other Relevant Factors, the Value of Your Notes on the Trade Date (As Determined by Reference to Pricing Models Used by Goldman Sachs) Is Significantly Less than the Original Issue Price” on page S-5. The information in the table also reflects the key terms and assumptions in the box below.

Key Terms and Assumptions

Face amount	$1,000

Supplemental rate	10.0%

Reference rate range	Between 1.75% and 3.75% per annum

Notes purchased on original issue date and held to the stated maturity date

The actual performance of the reference rate over the life of your notes, as well as the amount payable at maturity may bear little relation to the hypothetical examples shown below or to the historical levels of the reference rate shown elsewhere in this prospectus supplement. Before investing in the offered notes, you should consult publicly available information to determine the level of the reference rate between the date of this prospectus supplement and the date of your purchase of the offered notes.

Also, the hypothetical examples shown below do not take into account the effects of applicable taxes. Because of the U.S. tax treatment applicable to your notes, tax liabilities could affect the after-tax rate of return on your notes.

The percentage amounts in the left column of the table below represent hypothetical final reference rates. The percentage amounts in the right column represent the hypothetical payment amounts, based on the corresponding hypothetical final reference rate, and are expressed as percentages of the face amount of a note. Thus, a hypothetical payment amount of 100% means that the value of the cash payment that we would deliver for each $1,000 of the outstanding face amount of the offered notes on the stated maturity date would equal 100% of the face amount of a note, based on the corresponding hypothetical final reference rate and the assumptions noted above.

Hypothetical Final Reference Rate	Hypothetical Payment Amount (as % of the Face Amount)
5.00%	100.00%
4.00%	100.00%
3.75%	110.00%
3.00%	110.00%
2.00%	110.00%
1.75%	110.00%
1.00%	100.00%
0.00%	100.00%

If, for example, the final reference rate were determined to be 1.00%, the payment amount that we would deliver on your notes at maturity would be 100.00% of the face amount of your notes, as shown in the table above. As a result, if you purchased your notes on the original issue date and held them to the stated maturity date, you would receive only the face amount of the notes. On the other hand, if the final reference rate were determined to be 3.00%, the payment amount that we would deliver on your notes at maturity would be 110.00% of the face amount of your notes, as shown in the table above.

We cannot predict the actual reference rate or the market value of your notes on any day, nor can we predict the relationship between the levels of the reference rate and the market value of your notes at any time prior to the stated maturity date. The actual amount in cash that a holder of the offered notes will receive at maturity and the rate of return on the offered notes will depend on the actual final reference rate. Consequently, the amount payable in respect of your notes at maturity may be very different from the information reflected in the example above.

SUPPLEMENTAL DISCUSSION OF FEDERAL INCOME TAX CONSEQUENCES

The following section supplements the discussion of U.S. Federal income taxation in the accompanying prospectus with respect to United States holders.

The following section is the opinion of Sullivan & Cromwell LLP, counsel to The Goldman Sachs Group, Inc. It applies to you only if you hold your notes as a capital asset for tax purposes. This section does not apply to you if you are a member of a class of holders subject to special rules, such as:

•	a dealer in securities or currencies;

•	a trader in securities that elects to use a mark-to-market method of accounting for your securities holdings;

•	a bank;

•	a regulated investment company;

•	a life insurance company;

•	a tax-exempt organization;

•	a person that owns the notes as a hedge or that is hedged against interest rate risks;

•	a person that owns the notes as part of a straddle or conversion transaction for tax purposes; or

•	a United States holder whose functional currency for tax purposes is not the U.S. dollar.

This section is based on the U.S. Internal Revenue Code of 1986, as amended, its legislative history, existing and proposed regulations under the Internal Revenue Code, published rulings and court decisions, all as currently in effect. These laws are subject to change, possibly on a retroactive basis.

You should consult your own tax advisor concerning the U.S. federal income tax, and other tax consequences of your investment in the notes, including the application of state, local or other tax laws and the possible effects of changes in federal or other tax laws.

United States Holders

This subsection describes the tax consequences to a United States holder. You are a United States holder if you are a beneficial owner of notes and you are:

•	a citizen or resident of the United States;

•	a domestic corporation;

•	an estate whose income is subject to United States federal income tax regardless of its source; or

•

a trust if a United States court can exercise primary supervision over the trust’s administration and one or more United States persons are authorized to control all substantial decisions of the trust.

If you are not a United States holder, this section does not apply to you and you should refer to “— United States Alien Holders” below.

The tax treatment of your notes depends upon whether or not one of the two possible payment schedules is significantly more likely than not to occur. We believe that neither of the two payment schedules is significantly more likely than not to occur and therefore, your notes should be treated as a single debt instrument subject to special rules governing contingent payment obligations for United States federal income tax purposes. Except as otherwise indicated, the following discussion assumes that the notes will be subject to these rules.

Under these rules, the amount of interest you are required to take into account for each accrual period will be determined by constructing a projected payment schedule for your notes and applying rules similar to those for accruing original issue discount on a hypothetical noncontingent debt instrument with that projected payment schedule. This method is applied by first determining the yield at which we would issue a noncontingent fixed rate debt instrument with terms and conditions similar to your notes (the “comparable yield”) and then determining as of the issue date a payment schedule that would produce the comparable yield. These rules will generally have the effect of requiring you to include amounts in income in respect of your notes prior to your receipt of cash attributable to such income.

We have determined that the comparable yield for the notes is equal to 5.032% per annum, compounded semi-annually, with a projected payment at maturity of $1064.03 based on an investment of $1,000. Based on this comparable yield, if you are an initial holder that holds a note until maturity and you pay your taxes on a calendar year basis, you would be required to report the following amounts as ordinary income from the note each year:

Accrual Period	Interest Deemed to Accrue During Accrual Period (per $1,000 note)	Total Interest Deemed to Have Accrued from Original Issue Date (per $1,000 note) as of End of Accrual Period
January 1, 2008 through December 31, 2008	$25.7332	$25.7332
January 1, 2009 through December 31, 2009	$38.2939	$64.0271

You are required to use the comparable yield and projected payment schedule that we compute in determining your interest accruals in respect of your notes, unless you timely disclose and justify on your federal income tax return the use of a different comparable yield and projected payment schedule.

The comparable yield and projected payment schedule are not provided to you for any purpose other than the determination of your interest accruals in respect of your notes, and we make no representation regarding the amount of contingent payments with respect to your notes.

If you purchase your notes at a price other than their adjusted issue price determined for tax purposes, you must determine the extent to which the difference between the price you paid for your notes and their adjusted issue price is attributable to a change in expectations as to the projected payment schedule, a change in interest rates, or both, and reasonably allocate the difference accordingly. The adjusted issue price of your notes will equal your notes’ original issue price plus any interest deemed to be accrued on your notes (under the rules governing contingent payment obligations) as of the time you purchase your notes.

If the adjusted issue price of your notes is greater than the price you paid for your notes, you must make positive adjustments increasing the amount of interest that you would otherwise accrue and include in income each year, and the amount of ordinary income (or decreasing the amount of ordinary loss) recognized upon redemption or maturity by the amounts allocated to each of interest and projected payment schedule; if the adjusted issue price of your notes is less than the price you paid for your notes, you must make negative adjustments, decreasing the amount of interest that you must include in income each year, and the amount of ordinary income (or increasing the amount of ordinary loss) recognized upon maturity by the amounts allocated to each of interest and projected payment schedule. Adjustments allocated to the interest amount are not made until the date the daily portion of interest accrues.

Because any Form 1099-OID that you receive will not reflect the effects of positive or negative adjustments resulting from your purchase of notes at a price other than the adjusted issue price determined for tax purposes, you are urged to consult with your tax advisor as to whether and how adjustments should be made to the amounts reported on any Form 1099-OID.

You will recognize gain or loss upon the sale, exchange, or maturity of your notes in an amount equal to the difference, if any, between the cash amount you receive at such time and your adjusted basis in your notes. In general, your adjusted basis in your notes will equal the amount you paid for your notes, increased by the amount of interest you previously accrued with respect to your notes (in accordance with the comparable yield and the projected payment schedule for your notes), increased or decreased by the amount of any positive or negative adjustment, respectively, that you are required to make if you purchase your notes at a price other than the adjusted issue price determined for tax purposes.

Any gain you recognize upon the sale, exchange, or maturity of your notes will be ordinary interest income. Any loss you recognize at such time will be ordinary loss to the extent of interest you included as income in the current or previous taxable years in respect of your notes, and thereafter, capital loss.

The discussion above is based on our belief that neither of the two possible payment schedules for your notes is significantly more likely than not to apply. If it is determined that it is significantly more likely than not that you will receive the supplemental rate, then you will have to accrue interest at the supplemental rate for the life of your notes. If it is significantly more likely than not that you will not receive the supplemental rate, than you will not have to accrue any interest for the life of your notes. You should consult you own tax advisor as to the tax consequences of such alternative characterization of your notes.

United States Alien Holders

If you are a United States alien holder, please see the discussion under “United States Taxation — Taxation of Debt Securities — United States Alien Holders” in the accompanying prospectus for a description of the tax consequences relevant to you. You are a United States alien holder if you are the beneficial owner of the notes and are, for United States federal income tax purposes:

•	a nonresident alien individual;

•	a foreign corporation;

•	a foreign partnership; or

•	an estate or trust that in either case is not subject to United States federal income tax on a net income basis on income or gain from the notes.

Backup Withholding and Information Reporting

Please see the discussion under “United States Taxation — Taxation of Debt Securities — Backup Withholding and Information Reporting” in the accompanying prospectus for a description of the applicability of the backup withholding and information reporting rules to payments made on your notes.

EMPLOYEE RETIREMENT INCOME SECURITY ACT

This section is only relevant to you if you are an insurance company or the fiduciary of a pension plan or an employee benefit plan (including a governmental plan, an IRA or a Keogh Plan) proposing to invest in the offered notes.

The U.S. Employee Retirement Income Security Act of 1974, as amended (“ERISA”) and the U.S. Internal Revenue Code of 1986, as amended (the “Code”), prohibit certain transactions (“prohibited transactions”) involving the assets of an employee benefit plan that is subject to the fiduciary responsibility provisions of ERISA or Section 4975 of the Code (including individual retirement accounts and other plans described in Section 4975(e)(1) of the Code) (a “Plan”) and certain persons who are “parties in interest” (within the meaning of ERISA) or “disqualified persons” (within the meaning of the Code) with respect to the Plan; governmental plans may be subject to similar prohibitions unless an exemption is available to the transaction. The Goldman Sachs Group, Inc. and certain of its affiliates each may be considered a “party in interest” or a “disqualified person” with respect to many employee benefit plans, and, accordingly, prohibited transactions may arise if the notes are acquired by a Plan unless those notes are acquired and held pursuant to an available exemption. In general, available exemptions are: transactions effected on behalf of that Plan by a “qualified professional asset manager” (prohibited transaction exemption 84-14) or an “in-house asset manager” (prohibited transaction exemption 96-23), transactions involving insurance company general accounts (prohibited transaction exemption 95-60), transactions involving insurance company pooled separate accounts (prohibited transaction exemption 90-1), transactions involving bank collective investment funds (prohibited transaction exemption 91-38) and transactions with service providers under an exemption in Section 408(b)(17) of ERISA and Section 4975(d)(20) of the Code where the Plan receives no less nor pays no more than “adequate consideration” (within the meaning of Section 408(b)(17) of ERISA and Section 4975(f)(10) of the Code). The assets of a Plan may include assets held in the general account of an insurance company that are deemed to be “plan assets” under ERISA. The person making the decision on behalf of a Plan or a governmental plan shall be deemed, on behalf of itself and the Plan, by purchasing and holding the notes, or exercising any rights related thereto, to represent that (a) the Plan will receive no less and pay no more than “adequate consideration” (within the meaning of Section 408(b)(17) of ERISA and Section 4975(f)(10) of the Code) in connection with the purchase and holding of the notes, (b) none of the purchase, holding or disposition of the notes or the exercise of any rights related to the notes will result in a non-exempt prohibited transaction under ERISA or the Internal Revenue Code (or, with respect to a governmental plan, under any similar applicable law or regulation), and (c) neither The Goldman Sachs Group, Inc. nor any of its affiliates is a “fiduciary” (within the meaning of Section 3(21) of ERISA) with respect to the purchaser or holder in connection with such person’s acquisition, disposition or holding of the notes, or as a result of any exercise by The Goldman Sachs Group, Inc. or any of its affiliates of any rights in connection with the notes, and no advice provided by The Goldman Sachs Group, Inc. or any of its affiliates has formed a primary basis for any investment decision by or on behalf of such purchaser or holder in connection with the notes and the transactions contemplated with respect to the notes.

If you are an insurance company or the fiduciary of a pension plan or an employee benefit plan, and propose to invest in the offered notes, you should consult your legal counsel.

SUPPLEMENTAL PLAN OF DISTRIBUTION

The Goldman Sachs Group, Inc. has agreed to sell to Goldman, Sachs & Co., and Goldman, Sachs & Co. has agreed to purchase from The Goldman Sachs Group, Inc., the aggregate face amount of the offered notes specified on the front cover of this prospectus supplement. Goldman, Sachs & Co. proposes initially to offer the notes to the public at the original issue price set forth on the cover page of this prospectus supplement.

In the future, Goldman, Sachs & Co. or other affiliates of The Goldman Sachs Group, Inc. may repurchase and resell the offered notes in market-making transactions, with resales being made at prices related to prevailing market prices at the time of resale or at negotiated prices. The Goldman Sachs Group, Inc. estimates that its share of the total offering expenses, excluding underwriting discounts and commissions, will be approximately $31,500. For more information about the plan of distribution and possible market-making activities, see “Plan of Distribution” in the accompanying prospectus.

We will deliver the notes against payment therefor in New York, New York on June 26, 2008, which is the tenth scheduled business day following the date of the pricing of the notes. Under Rule 15c6-1 of the Exchange Act, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade notes on the date prior to three business days before delivery will be required, by virtue of the fact that the notes initially will settle in ten business days (T + 10), to specify alternative settlement arrangements to prevent a failed settlement.

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a Relevant Member State), Goldman, Sachs & Co. has represented and agreed that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the Relevant Implementation Date) it has not made and will not make an offer of the offered notes to the public in that Relevant Member State prior to the publication of a prospectus in relation to the notes which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of the offered notes to the public in that Relevant Member State at any time:

(a) to legal entities which are authorised or regulated to operate in the financial markets or, if not so authorised or regulated, whose corporate purpose is solely to invest in securities;

(b) to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

(c) to fewer than 100 natural or legal persons (other than qualified investors as defined in the Prospectus Directive) subject to obtaining the prior consent of the representatives for any such offer; or

(d) in any other circumstances which do not require the publication by The Goldman Sachs Group, Inc. of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer of notes to the public” in relation to any notes in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the notes to be offered so as to enable an investor to decide to purchase or subscribe the notes, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State and the expression Prospectus Directive means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

Goldman, Sachs & Co. has represented and agreed that:

(a) it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity

(within the meaning of Section 21 of the FSMA) received by it in connection with the issue or sale of the offered notes in circumstances in which Section 21(1) of the FSMA does not apply to The Goldman Sachs Group, Inc.; and

(b) it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the notes in, from or otherwise involving the United Kingdom.

The offered notes may not be offered or sold by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap. No. 32, Laws of Hong Kong), or (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. No. 571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap. No. 32, Laws of Hong Kong), and no advertisement, invitation or document relating to the offered notes may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to the offered notes which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. No. 571, Laws of Hong Kong) and any rules made thereunder.

The offered notes have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (Law No. 25 of 1998, as amended, the “FIEL”) and Goldman, Sachs & Co. has agreed that it will not offer or sell any offered notes, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the FIEL and any other applicable laws, regulations and ministerial guidelines of Japan. As used in this paragraph, resident of Japan means any person resident in Japan, including any corporation or other entity organized under the laws of Japan.

This prospectus supplement has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus supplement and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the offered notes may not be circulated or distributed, nor may the notes be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person (pursuant to Section 275(1), or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the offered notes are subscribed or purchased under Section 275 of the SFA by a relevant person which is: (a) a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the offered notes pursuant to an offer made under Section 275 of the SFA except: (1) to an institutional investor (for corporations, under Section 274 of the SFA) or to a relevant person defined in Section 275(2) of the SFA, or to any person pursuant to an offer that is made on terms that such shares, debentures and units of shares and debentures of that corporation or such rights and interest in that trust are acquired at a consideration of not less than S$200,000 (or its equivalent in a foreign currency) for each transaction, whether such amount is to be paid for in cash or by exchange of securities or other assets, and further for corporations, in accordance with the conditions specified in Section 275 of the SFA; (2) where no consideration is or will be given for the transfer; or (3) where the transfer is by operation of law.

No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus. You must not rely on any unauthorized information or representations. This prospectus is an offer to sell only the notes offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.

Prospectus Supplement

Page
Summary Information	S-2
Q&A	S-3
Additional Risk Factors Specific to Your Notes	S-5
Specific Terms of Your Notes	S-9
Use of Proceeds and Hedging	S-13
Historical Levels of the Reference Rate	S-14
Hypothetical Examples	S-16
Supplemental Discussion of Federal Income Tax Consequences	S-18
Employee Retirement Income Security Act	S-21
Supplemental Plan of Distribution	S-22

Prospectus Supplement dated December 5, 2006

Use of Proceeds	S-2
Description of Notes We May Offer	S-3
United States Taxation	S-20
Employee Retirement Income Security Act	S-20
Supplemental Plan of Distribution	S-21
Validity of the Notes	S-23

Prospectus dated December 5, 2006

Available Information	2
Prospectus Summary	4
Use of Proceeds	8
Description of Debt Securities We May Offer	9
Description of Warrants We May Offer	31
Description of Purchase Contracts We May Offer	47
Description of Units We May Offer	52
Description of Preferred Stock We May Offer	57
The Issuer Trusts	64
Description of Capital Securities and Related Instruments	66
Description of Capital Stock of The Goldman Sachs Group, Inc	88
Legal Ownership and Book-Entry Issuance	93
Considerations Relating to Securities Issued in Bearer Form	99
Considerations Relating to Indexed Securities	103
Considerations Relating to Securities Denominated or Payable in or Linked to a Non-U.S. Dollar Currency	106
Considerations Relating to Capital Securities	109
United States Taxation	112
Plan of Distribution	135
Employee Retirement Income Security Act	138
Validity of the Securities	139
Experts	139
Cautionary Statement Pursuant to the Private Litigation Reform Act of 1995	140

$10,032,000

The Goldman Sachs Group, Inc.

LIBOR Range Note due 2009

(Linked to the 3-Month USD LIBOR)

Medium-Term Notes, Series B

Goldman, Sachs & Co.